Actions Updates Outlook for First Quarter 2007

ZHUHAI, China, March 15, 2007 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies, today provided an updated outlook for the first quarter ended March 31, 2007.

Based upon preliminary data for the quarter ending March 31, 2007, Actions expects to report revenue of approximately $29.0 million to $32.0 million and fully diluted earnings per ADS of $0.14 to $0.17. The Company previously announced it expected first quarter revenue in the range of $34.0 to $37.0 million and fully diluted earnings per ADS of $0.15 to $0.19.

“Our results for the first quarter were impacted by more pronounced seasonality and a greater than expected decline in NAND flash pricing,” commented Mr. Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “We are seeing demand for our products starting to improve after the Chinese New Year holiday in February, and initial responses to our newly introduced Series 13 product have been very positive. We are confident Actions’ competitive offering will enable us to continue to dominate the portable media player (“PMP”) market.”

About Actions Semiconductor
Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering and secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information
Investor Contacts:
Lisa Laukkanen	Calvin Lau
The Blueshirt Group for Actions Semiconductor	Investor Relations at Actions
lisa@blueshirtgroup.com	calvin.lau@actions-semi.com
+1-415-217-4967	+86-756 3392 353 *1018